Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to reference to our firm under the heading “Experts” in this registration statement (Form S-4 No. 333-XXXX) of The Charles Schwab Corporation, and to the incorporation by reference of our report dated March 1, 2011, with respect to the consolidated statement of condition of optionsXpress Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of optionsXpress Holdings, Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
April 21, 2011